Exhibit 1
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FOR IMMEDIATE RELEASE                                               2 March 2007
                              WPP GROUP PLC ("WPP")

        Neo@Ogilvy acquires 70 % of Global Strategies International in US


WPP announces that its wholly-owned unit Neo@Ogilvy, the global digital and direct media network of the Ogilvy Group, has acquired 70% of the share capital of Global Strategies International Inc. ("GSI"). GSI specialises in search engine optimisation, brand reputation management and training for global enterprise companies.

Founded in 2004 and based in Farmington, Connecticut, GSI employs 16 people. GSI had unaudited revenues of US$2.17 million for the year ended 31 December, 2006, with gross assets at the same date of US$0.84 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                       T: + 44 (0)20 7408 2204
www.wpp.com
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